Filed by Randgold Resources Limited
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

London 23 September 2003

RANDGOLD RESOURCES CONFIRMS
FORMAL MERGER PROPOSAL

Introduction

The Board of Randgold (LSE: RRS) (NASDAQ: GOLD) announces that it has today submitted a formal merger proposal (the "Merger Proposal") to the Board of Ashanti. The Merger Proposal is subject to certain preconditions, including the recommendation of the Board of Ashanti. If completed, the Merger will create a major, independent, pan-African focused gold business. Randgold believes that the Enlarged Business will be a low cost gold producer with critical mass and significant growth potential and will be self-financing from completion.

Randgold believes that its proposal represents a genuine and attractive alternative to the transaction currently proposed by AngloGold, with a lower level of conditionality.

It is intended that the Ashanti name will be retained for the Enlarged Business and that the Ashanti brand will be relaunched on the London Stock Exchange with full UK index membership. The Enlarged Business will also be listed in Ghana and the US. Accra will be the operational centre of the new Ashanti.

The Merger would be effected by means of a scheme of arrangement between Ashanti and Ashanti Shareholders under Section 231 of the Ghana Companies Code.

The Merger Proposal

Under the terms of the Merger Proposal, each holder of an Ashanti Share and each holder of an Ashanti GDS will be entitled to elect to receive either:

- 0.5 Randgold Shares; or

- 0.5 Randgold ADRs; or

- 50 Randgold GhDRs.

Based on the Closing Price of Randgold ADRs on NASDAQ on 22 September 2003, (the Last Practicable Date), of US$ 26.36, the Merger Proposal values each Ashanti Share (or Ashanti GDS) at approximately US$ 13.18 and values the fully diluted ordinary share capital of Ashanti at approximately US$ 1.8 billion.

The Merger Proposal equates to approximately:

•	a premium of 15.1 per cent. to the Closing Price of Ashanti GDSs on 22 September 2003 (the Last Practicable Date); and
•	a premium of 24.7 per cent. to the current value of the proposed transaction announced by AngloGold on 4 August 2003.

On completion of the Merger, existing Randgold Shareholders will own approximately 30 per cent. and existing Ashanti Shareholders will own approximately 70 per cent. of the Enlarged Business, respectively.

Key benefits of the Merger

Randgold's vision is the creation of a major, independent, pan-African gold business focused on creating value and with ready access to the world's leading capital markets.

The Board of Randgold believes that the combination of Randgold and Ashanti will have the following key attributes:

Improved access to major international capital markets:

•	relaunch of the Enlarged Business under the Ashanti name in London, the primary international mining market;
•	increased liquidity with inclusion in the upper quartile of the FTSE 250 index; and
•	full listings in Ghana and the US.

Creation of a major new gold counter:

•	pro-forma market capitalisation of approximately US$ 2.5 billion;
•	approximately 2.0 million ounces pro-forma attributable annual production;
•	approximately 24.9 million ounces pro-forma attributable proven and probable reserves;
•	approximately 46.6 million ounces pro-forma combined resources; and
•	approximately US$ 267.0 million pro-forma EBITDA.

Strengthened investment appeal to a broader investor audience:

•	the only pure gold company with a primary listing on the London Stock Exchange and membership of the FTSE 250 Index;
•	access to index demand from UK tracker and benchmark funds;
•	alternative emerging market counter; and
•	significant reduction in the proportion of reserves committed under Ashanti's hedging contracts.

Self-financing, low-cost gold-producer with significant growth potential:

•	highly complementary asset bases with strong organic growth potential;
•	strong uncommitted cash flow capable of funding ongoing and development capital, including Obuasi and a future dividend stream;
•	target of a position in the lowest industry cost quartile, as currently enjoyed by Randgold;
•	potential to further develop and expand Morila and Geita into premier long-life, highly profitable operations;
•	immediate short-term growth potential from Loulo;
•	medium term opportunities in the form of the Tongon prefeasibility project in the Côte d'Ivoire and underground extensions at Bibiani and Loulo;
•	prospect of significant long-term sustainable growth from the mineralisation being outlined at depth at Obuasi ("Obuasi Deeps"); and
•	prospective exploration being conducted in Ghana, Mali, Côte-d'Ivoire, Senegal, Tanzania and Guinea, amongst others.

Optimisation of the existing Obuasi operations together with the maximisation of returns from the phased development of Obuasi Deeps:

•	in excess of US$ 1 billion of estimated total investment over the 51 year life of Obuasi, including US$ 100 million for project management;
•	Enlarged Business capable of financing the investment programme from combined operational cashflows;
•	significant potential additional value possible at shallow depths utilising existing infrastructure at an estimated cost of US$ 340 million over 25 years;
•	Obuasi Deeps developed in three distinct phases over the life of the mine:

- Phase I: US$ 170 million over the next 30 years;

- Phase II: US$ 180 million between 2018 and 2041;

- Phase III: US$ 250 million between 2022 and 2051; and

•	phased approach maximises project returns.

Committed and experienced combined management team:

•	combined management team would be one of the most experienced in Africa;
•	extensive experience in global equity markets, debt financing, orebody modelling, grade control, mine planning and feasibility studies;
•	extensive operational experience in open-pit, underground and deep level mining;
•	in Geita and Morila, Ashanti and Randgold have made significant discoveries and designed, financed, constructed and commissioned world class gold projects in remote parts of Africa that demonstrate real returns on capital;
•	Randgold's proven track record of delivering on its strategy would complement Ashanti's longstanding operational culture;
•	existing technical and project management capabilities, augmented as necessary by international consultants, would provide all requisite technical and management expertise; and
•	expertise to continue to develop and maintain a healthy exploration and new business portfolio.

Strong African identity, centred on Ghana, reinforced by a common strategic vision:

•	exclusively African operations:
•	Ghanaian listing;
•	retention of the Ashanti name and legacy;
•	Accra office maintained and enhanced as the operational centre of the Enlarged Business;
•	significant Ghanaian representation on the Board of the Enlarged Business;
•	Government of Ghana, as a major shareholder, represented on the Board of the Enlarged Business;
•	Government of Ghana's rights under the Golden Share respected;
•	commitment to the continued development of a skilled national based management and workforce in all the countries in which the Enlarged Business would operate; and
•	commitment to broaden African ownership and/or participation in the Enlarged Business through outsourcing, business partnerships, joint venture initiatives and share ownership.

Status of discussions

Discussions are ongoing and there can be no guarantee that an agreement between Randgold and Ashanti will be reached or that the Merger will be effected. Further announcements will be made in due course, as appropriate.

Commenting on today's announcement Dr. Mark Bristow, Chief Executive of Randgold, said:

"We established Randgold in 1995 as the foundation on which to build an independent and substantial African gold business. Around the same time, Ashanti through its recapitalisation was pursuing a similar goal. Together we now have a unique opportunity to achieve this shared vision through the creation of a merged entity, which will be even greater than the sum of its parts."

"Our proposal is a winning proposition which will create significant value for both companies and their stakeholders. The new Ashanti will be well-placed to become Africa's leading gold business: a self-financing, low-cost producer with a strong, well-balanced management team, equipped to take full advantage of its exciting growth potential. In addition, it will be a major new gold counter, with strengthened appeal to a broader investor audience and ready access to the world's key capital markets."

Enquiries:
Randgold Resources Limited
Chief Executive Dr Mark Bristow	+44 (0) 779 775 2288
Financial Director Roger Williams	+44 (0) 779 771 9660

HSBC Bank plc
Adrian Coates Tim Morgan-Wynne Jan Sanders	+44 (0) 20 7991 8888

Randgold Investor and Media Relations
Kathy du Plessis	+27 11 728 4701 Cell: +27 (0) 83 266 5847 randgoldresources@dpapr.com

Sources and Bases:

1.	The fully diluted ordinary share capital of Ashanti has been sourced from Ashanti's 2002 Annual Report.
2.	Share price information has been sourced from Bloomberg.
3.	The current value of the proposed transaction announced by AngloGold on 4 August 2003 is calculated by multiplying the fully diluted number of shares in AngloGold which would be issued to Ashanti Shareholders pursuant to the terms of the proposed merger announced on 4 August 2003 by the Closing Price of AngloGold American Depository Shares on the New York Stock Exchange on the Last Practicable Date.
4.	The statement "Randgold Shareholders would own approximately 30 per cent. of the Enlarged Business" is calculated by dividing the existing issued share capital of Randgold by the pro-forma number of Randgold Shares which will be in issue after completion of the Merger (as calculated in 7 below).
5.	The statement "existing Ashanti Shareholders would own approximately 70 per cent. of the Enlarged Business" is calculated by dividing the number of Randgold Shares which will be issued to Ashanti Shareholders under the Merger Proposal by the pro-forma number of Randgold Shares which will be in issue after completion of the Merger (as calculated in 7 below).
6.	The statement "inclusion in the upper quartile of the FTSE 250" is based on a comparison of the pro-forma market capitalisation of the Enlarged Business (as calculated in accordance with 9 below) with the market capitalisation of the constituent companies in the FTSE 250 index as at 22 September 2003.
7.	The pro-forma number of Randgold Shares in issue after completion of the Merger of 96,622,772 is based on adding the issued share capital of Randgold of 28,710,028 as at 30 June 2003 (as sourced from Randgold's 2003 2Q Report) to the 67,912,744 new Randgold Shares issued to Ashanti Shareholders under the Merger Proposal (as calculated in accordance with 8 below).
8.	The 67,912,744 new Randgold Shares to be issued under the Merger Proposal is based on multiplying the fully diluted number of Ashanti Shares in issue of 135,825,488 (as sourced from the Ashanti 2002 Annual Report) by the exchange ratio as set out under the terms of the Merger Proposal.
9.	The pro-forma market capitalisation of the Enlarged Business of approximately US$ 2.5 billion has been calculated by multiplying the Closing Price of Randgold's ADRs on NASDAQ on the Last Practicable Date by the pro-forma number of Randgold Shares which will be in issue after completion of the Merger.
10.	The pro-forma attributable annual production of approximately 2.0 million ounces for the Enlarged Business has been calculated by adding the attributable annual production of Randgold as at 31 December 2002 of 0.4 million ounces (as sourced from the Randgold 2002 Annual Report) to the attributable annual production of Ashanti as at 31 December 2002 of 1.6 million ounces (as sourced from the Ashanti 2002 Annual Report).
11.	The pro-forma attributable proven and probable reserves of approximately 24.9 million ounces for the Enlarged Business has been calculated by adding the attributable proven and probable reserves of Randgold as at 31 December 2002 of 2.9 million ounces (as sourced from the Randgold 2002 Annual Report) to the attributable proven and probable reserves of Ashanti as at 31 December 2002 of 22.0 million ounces (as sourced from the Ashanti 2002 Annual Report).
12.	The pro-forma combined resources of approximately 46.6 million ounces of the Enlarged Business has been calculated by adding the resources of Randgold as at 31 December 2002 of 8.8 million ounces (as sourced from the Randgold 2002 Annual Report) to the resources of Ashanti as at 31 December 2002 of 37.8 million ounces (as sourced from the Ashanti 2002 Annual Report).
13.	The pro-forma EBITDA of the Enlarged Business of approximately US$ 267 million has been calculated by adding the 2002 pre-exceptional EBITDA of Randgold of US$ 80.8 million (as sourced from the Randgold 2002 Annual Report) to the 2002 pre-exceptional EBITDA of Ashanti of US$ 186.2 million (as sourced from the Ashanti 2002 Annual Report).

HSBC Bank plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Randgold, and no-one else in connection with the matters referred to in this announcement and will not be responsible to any person other than Randgold for providing the protections afforded to customers of HSBC Bank plc, or for advising any such person on the contents of this announcement or any transaction referred to in this announcement.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale or distribution of securities in any jurisdiction in which such offer, sale or distribution is not permitted.

DISCLAIMER: The content of this announcement, which has not been approved by Ashanti, has been approved by and is the sole responsibility of the Board of Randgold. Statements made in this release with respect to Randgold's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold, Ashanti and the Enlarged Business. These statements are based on assumptions and beliefs in light of the information currently available. Randgold cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Obuasi, estimates of reserves and mine life, future growth potential and capital investment, and the integration of Randgold's and Ashanti's businesses. For a discussion of important factors and risks involved in the companies' businesses, refer to Randgold's Annual Report on Form 20-F for the year ended 31 December 2002, which was filed with the US Securities and Exchange Commission on 27 June 2003, and Ashanti's Annual Report on Form 20-F for the year ended 31 December 2002, which was filed with the SEC on 17 June 2003, and any other document in respect of the proposed Merger which may be furnished to or filed with the SEC by Randgold or Ashanti.

In the event that Randgold and Ashanti enter into an agreement regarding the proposed Merger, Randgold will furnish to, or otherwise file with, the SEC a scheme document/prospectus. In the event a transaction is entered into, investors and security holders are urged to carefully read the scheme document/prospectus regarding the Merger when it becomes available because it will contain important information. In the event a transaction is entered into, investors and security holders may obtain a free copy of the scheme document/prospectus (when it becomes available) and other documents containing information about Randgold and Ashanti, without charge, at the SEC's website at www.sec.gov. Copies of the scheme document/prospectus (when it becomes available) would also be obtainable free of charge by directing a request to Randgold Resources Limited, La Motte Chambers, La Motte Street, St. Helier, Jersey JE1 1BJ, Channel Islands, Attn: David Haddon, Group Secretary, telephone + 44 (0) 1534 735 333, fax +44 (0) 1534 735 444.

Randgold does not undertake any obligation to update any forward looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.

APPENDIX I

Definitions

"AngloGold"	AngloGold Limited, a company incorporated under the laws of South Africa;

"Ashanti"	Ashanti Goldfields Company Limited, a publicly listed company registered under the laws of the Republic of Ghana;

"Ashanti GDS"	the Global Depository Securities of Ashanti, listed on the New York Stock Exchange;

"Ashanti Shareholders"	the holders of Ashanti Shares or Ashanti GDSs;

"Ashanti Shares"	the ordinary shares of no par value in the capital of Ashanti;

"Board"	the board of directors of Randgold or Ashanti, as the context requires;

"Closing Price"	the closing middle market price of the relevant security;

"Enlarged Business"	Randgold, as enlarged by the proposed combination with Ashanti;

"Golden Share"	the one special rights redeemable preference share of no par value in the share capital of Ashanti owned by the Government of Ghana;

"Ghana Companies Code"	the Ghana Companies Code 1963 (Act 179) as amended;

"Last Practicable Date"	22 September 2003, the last trading day prior to the date of this announcement;

"London Stock Exchange" or "LSE"	London Stock Exchange plc;

"Merger"	the proposed merger of Randgold and Ashanti;

"NASDAQ"	the NASDAQ National Market;

"Randgold"	Randgold Resources Limited, a company registered under the laws of Jersey;

"Randgold ADRs"	the Randgold American Depository Receipts currently listed on NASDAQ;

"Randgold GhDRs"	the proposed Ghanaian Depository Receipts of Randgold, 100 of which will represent one Randgold Share;

"Randgold Shareholders"	the holders of Randgold Shares;

"Randgold Shares"	the ordinary shares of 10 US cents each in the capital of Randgold;

"UK"	the United Kingdom of Great Britain and Northern Ireland;

"US" or "United States"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction.